787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

August 16, 2021

VIA EDGAR

Keith O’Connell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock ESG Capital Allocation Trust
(Securities Act File No. 333-256596, Investment Company Act File No. 811-23701)
Response to Staff Comments

Dear Mr. O’Connell:

On behalf of BlackRock ESG Capital Allocation Trust (the “Trust”), this letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on August 12, 2021 regarding the letter filed with the Commission on August 12, 2021 responding to the Staff’s comments (the “Supplemental Response Letter”) with respect to the Trust’s initial registration statement on Form N-2 (the “Registration Statement”) filed on May 28, 2021.

The Staff’s comment has been restated below in italicized text. We have discussed the Staff’s comment with representatives of the Trust. The Trust’s response to the Staff’s comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment:

Please revise Section 12.4 of the Agreement and Declaration of Trust to state that the provision forcing a shareholder suit to be brought in a specific court does not apply to claims arising under the federal securities laws.

Response:

The Trust will revise Section 12.4 of the Agreement and Declaration of Trust as requested by the Staff. The Trust will also add the following disclosure to the Registration Statement summarizing the revised provision of Section 12.4:

Pursuant to the terms of the Agreement and Declaration of Trust, shareholders waive the right to a jury trial to the fullest extent permitted by law in connection with any suit, action or proceeding brought by or in the right of any shareholder or any person claiming

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

August 16, 2021

any interest in any shares of the Trust seeking to enforce any provision of, or based on any matter arising out of, or in connection with, the Agreement and Declaration of Trust, any series or class or any shares of the Trust including any claim of any nature against the Trust, any series or class or the Trustees or officers of the Trust. In addition, other than with respect to a claim arising under the federal securities laws (subject to Board approval of an amendment to the Agreement and Declaration of Trust), any such suit, action or proceeding must be brought exclusively in the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

In addition, the Trust intends to further revise the disclosure provided in Response No. 5 of the Supplemental Response Letter as follows (additions in bold/underline and deletions in ~~strikethrough~~):

“To determine the Trust’s investable universe, Trust management will first seek to screen out certain issuers. Such screening criteria principally includes~~, among other things~~: (i) issuers engaged in the production of controversial weapons; (ii) issuers engaged in the production of civilian firearms; (iii) issuers that produce tobacco-related products; (iv) issuers that derive ~~certain~~ more than twenty percent of revenue from thermal coal generation, unless the Trust is investing in green bonds of such issuers or the issuers have set certain targets to reduce climate impact, or more than five percent of revenue from thermal coal mining, unless the Trust is investing in green bonds of such issuers ~~or the issuers have set certain targets to reduce climate impact~~; (v) issuers that derive more than five percent of revenue from oil sands extraction, unless the Trust is investing in green bonds of such issuers or the issuers have set certain targets to reduce climate impact; (vi) issuers ranked in the bottom half of the applicable fossil fuel issuers peer group by internal or external ESG criteria; (vii) issuers identified by recognized third-party rating agencies as violators of the United Nations Global Compact, which are globally accepted principles covering corporate behavior in the areas of human rights, labor, environment, and anti-corruption; and (viii) issuers receiving an ESG rating of CCC or equivalent by recognized third-party rating agencies. The Trust’s screening criteria is measured at the time of investment and is dependent upon information and data that may be incomplete, inaccurate or unavailable. This screening criteria is subject to change over time at the Advisor’s discretion.”

*    *    *    *    *    *     *     *    *     *

August 16, 2021

Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:        Dean A. Caruvana, Esq., BlackRock, Inc.